SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, April 20, 2017

To

Securities and Exchange Commission of Brazil

Rua Sete de Setembro, nº 111, 33º andar

Centro – Rio de Janeiro

Document submitted through the Empresas.NET System

Attn:   Nilza Maria Silva de Oliveira

            Corporate Oversight Manager-1

Ref.: Official Letter 169/2017/CVM/SEP/GEA-1

Dear Sir/Madam:

In response to Official Letter 169/2017/CVM/SEP/GEA-1 (“Official Letter”) dated Apr. 18, 2017, through which you request that Braskem S.A. (“Braskem” or “Company”) provide clarifications on the news report published on Apr. 18, 2017 in the newspaper Valor Econômico, entitled “Braskem avalia levar sede do México para EUA” (Braskem is studying moving its Mexico headquarters to USA), as transcribed below.

With regard to this matter, Braskem informs the market that, as made clear in the actual news report, Braskem is not considering moving the headquarters of its Petrochemical Complex in Mexico to the United States or to any other country. The Company further clarifies that the main objective of the Petrochemical Complex is to serve Mexico’s local market, and not the U.S. market, as stated in the news report.

We remain at your disposal for any further clarifications that may be needed.

 Sincerely,

Pedro Van Langendonck Teixeira de Freitas
Chief Financial and Investor Relations Officer
Braskem S.A.

 “Official Letter 169/2017/CVM/SEP/GEA-1

Rio de Janeiro, April 18, 2017

To

Mr. Pedro Van Langendonck Teixeira de Freitas

Investor Relations Officer

BRASKEM S.A.

Rua Lemos Monteiro nº 120, 24º andar - Butantã

São Paulo, SP

CEP: 05501-050

Tel: (11) 3576-9531/ Fax: (11) 3576-9532

E-mail: braskem-ri@braskem.com.br

c/c: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for clarification of news report

Dear Sir:

1. With regard to the article published on April 18, 2017, in the newspaper Valor Econômico, entitled “Braskem avalia levar sede do México para EUA” (Braskem is studying moving its Mexico headquarters to USA), which contains the following statements:

“Braskem Idesa's headquarters could be moved from Mexico to the US in the face of President Donald Trump's threats to close the US market to products from the neighboring country, said businessman Emílio Odebrecht. At the end of one of his testimonies made to the Federal Public Prosecutor's Office (MPF), Emílio, who is a partner and chairman of the Odebrecht group, controlling shareholder of petrochemical company Braskem, said that the matter is under study.

Braskem, however, denied the information. "Braskem does not consider transferring the headquarters of its petrochemical complex from Mexico to the US and to any other country," it said in a statement. The Brazilian petrochemical company has a 75% stake in the complex built in Nanchital and Mexico’s Idesa owns 25%.

In his testimony, Emílio talked about the logic of the petrochemical industry and the market and logistics strategy when he cited the situation faced by the company in Mexico following Trump’s election. According to the businessman, Braskem’s entry into the country, which was the largest investment abroad by a Brazilian company (US$5.3 billion), was based on taking advantage of the natural gas supplied by Pemex.

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Ethane, which is a fraction of natural gas, is transformed into ethylene, the feedstock used to make polyethylene. Braskem purchases ethane from Pemex under a long-term supply agreement. But the consumer market, said Emílio, “is all American.”

 “That’s also the reason for this position by Trump… So we’re considering even these maneuvers, because businesses have it tough… We’re thinking about probably transferring our headquarters in Mexico to the United States so that everything that’s produced in Mexico can be sold in the U.S. market. Because in the U.S., the new president is changing the tax code to prevent imports, etc. so it’s different if you have a U.S. company there. So we’re studying a move,” he said.

Emílio’s statement about Braskem Idesa’s market diverges from what the Brazilian petrochemical producer has been indicating about its sales strategy for its Mexico operation, which will target the domestic market. The country consumes 2.1 million tons of polyethylene per year, with around two-thirds of this amount served by imports.

The output of the Braskem Idesa Complex of just over 1 million tons per year will not be able to meet all of the local demand supplied by imported resins. At the time of the complex’s inauguration, last year, the CEO of Braskem Idesa, Roberto Bischoff, said that within a period of three to five years, the company is planning to sell 80% to 90% of its total production in Mexico’s domestic market.

At the end of his testimony, the businessman said that it isn’t easy to deal with the idiosyncrasies of politicians. Shortly earlier, Emílio had talked about the acquisition of Suzano Petroquímica by Petrobras in 2007, in a deal that surprised the industry and went against a commitment made by the Lula administration to not re-nationalize the petrochemical industry. “The transaction was an undisciplined move by Petrobras against the position of the government, which is the controlling shareholder,” he said.

Two days after the deal was announced, said Emílio, he and then President Lula had a meeting, during which Emílio expressed his opposition to the deal. Lula responded that the deal would be undone or another solution would be found. “The moral of the deal: Petrobras was forced to sell a part of the business to Unipar,” recounted Emílio, referring to the creation of Petroquímica Quattor, in 2008, in which the state-controlled oil producer held a relevant, but not a controlling, interest.”

2. In view of the aforementioned, we ask that you state your position with regard to the new reports and potential impacts on the Company, and comment on any other information on the topic deemed important.

3. Said response must be made via the Sistema Empresa.NET system, in the category:  Notice to the Market, type:  Clarifications of CVM/BOVESPA Consultations, subject matter:  News Report Published in Media, which should include a transcription of this official letter.

4. We remind you that CVM Instruction 358/2002, Article 4, Sole Paragraph establishes the requirement to question the managers and controlling shareholders of the Company, as well as any other persons

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with access to material acts or facts, with the objective of determining whether such persons are aware of information that should be disclosed to the market.

5. Please be advised that, as determined by the Company Relations Superintendent, in the exercise of his legal powers and, based on item II, Article 9 of Federal Law 6,385/76 and on CVM Instruction 452/07, a fine of one thousand reais (R$1,000.00) will be applied, without prejudice to other administrative sanctions, for non-compliance with the requirements of this letter, which is sent exclusively via e-mail, by April 20, 2017, notwithstanding the provisions in the Sole Paragraph of Article 6 of CVM Instruction 358/02.”

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.